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                            January 26, 2021

       Beau Blair
       Chief Executive Officer
       ARK GLOBAL ACQUISITION CORP.
       4235 Hillsboro Pike, Suite 300
       Nashville, TN 37215

                                                        Re: ARK GLOBAL
ACQUISITION CORP.
                                                            Form S-1 filed
December 30, 2020
                                                            File No. 333-251832

       Dear Mr. Blair:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Form S-1 filed December 30, 2020

       Dilution , page 76

   1. We note your calculation of dilution assuming no exercise of over-allotment option appears to be
incorrect. Please revise in your next amended filing.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

               You may contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-
       3856 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with
 Beau Blair
ARK GLOBAL ACQUISITION CORP.
January 26, 2021
Page 2

any other questions.



FirstName LastNameBeau Blair              Sincerely,
Comapany NameARK GLOBAL ACQUISITION CORP.
                                          Division of Corporation Finance
January 26, 2021 Page 2                   Office of Real Estate & Construction
FirstName LastName